                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3 )*
                                             ---


COVER-ALL TECHNOLOGIES INC. (Formerly Known as Warner Insurance Services, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
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                         (Title of Class of Securities)



                         222892101 (formerly 934467101)
           ----------------------------------------------------------
                                 (CUSIP Number)


                               Kathryn Pietrowiak
      CIGNA Corporation, 900 Cottage Grove Road, Bloomfield, CT 06152-2215
                                 (860) 726-8908
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 2, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 3 Pages



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                                  SCHEDULE 13D

|--------------------------------|             |-------------------------------|
| CUSIP NO. 222892101            |             |Page  2   of   3   Pages       |
|--------------------------------|             |-------------------------------|

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1  | NAME OF REPORTING PERSON
   | I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
   |
   | CIGNA Corporation
   | 06-1059331
   |
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   |                                                                          _
2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  |_|
   |                                                                          _
   |                                                                    (b)  |_|
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3  | SEC USE ONLY
   |
--------------------------------------------------------------------------------
4  | SOURCE OF FUNDS (See Instructions)
   |
   | 00
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5  | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS   _
   |                                                          2(d) or 2(e)   |_|
   |
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6  | CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   | Delaware
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                       |  7  | SOLE VOTING POWER
                       |     |
                       |     | 0
       NUMBER OF       |--------------------------------------------------------
        SHARES         |  8  | SHARED VOTING POWER
     BENEFICIALLY      |     |
       OWNED BY        |     | 0
         EACH          |--------------------------------------------------------
       REPORTING       |  9  | SOLE DISPOSITIVE POWER
        PERSON         |     |
         WITH          |     | 0
                       |--------------------------------------------------------
                       | 10  | SHARED DISPOSITIVE POWER
                       |     |
                       |     | 0
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11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |
   | 0
--------------------------------------------------------------------------------
   |                                                                          _
12 | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       |_|
   |                                             (See Instructions)
   |
--------------------------------------------------------------------------------
13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   | 0%
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14 | TYPE OF REPORTING PERSON (See Instructions)
   |
   | HC, CO
--------------------------------------------------------------------------------

                                      13D

CUSIP No. 222892101                                           Page 3 of 3 Pages



This Amendment No. 3 is filed by CIGNA Corporation ("CIGNA") to amend the
Schedule 13D dated March 11, 1996, as amended by Amendment No. 1 dated April 16, 1996, and Amendment No. 2 dated May 6, 1996, previously filed by each of CIGNA and Atlantic Employers Insurance Company ("Atlantic") pursuant to a Joint Filing Agreement. This Amendment No. 3 hereby amends Item 1 and the information with respect to CIGNA in Items 2 and 5 of such Schedule 13D to the extent and in the manner set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.



Item 1 - Security and Issuer is hereby amended by addition of the following:
         -------------------
         The Issuer has changed its name to Cover-All Technologies Inc.



Each of Item 2 - Identity and Background and Item 5 - Interest in Securities of
                 -----------------------              -------------------------
the Issuer is hereby amended by addition of the following:
----------

         As a result of the closing on July 2, 1999, of the sale by CIGNA of its domestic and international property and casualty insurance business to ACE, Limited, CIGNA ceased to be the ultimate parent corporation of Atlantic. Accordingly, on that date, CIGNA ceased to be deemed to beneficially own the Shares beneficially owned by Atlantic which are the subject of this Schedule 13D and ceased to be the beneficial owner of more than 5% of the outstanding Shares.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 1999                     CIGNA CORPORATION



                                          By: /s/ Kathryn Pietrowiak
                                             -----------------------------------
                                              Kathryn Pietrowiak,
                                              Assistant Corporate Secretary